UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         REAL GOODS TRADING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   756012-10-0
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                                 (CUSIP Number)

Bruce H.  Hallett,  717 N.  Harwood,  Suite 1400,  Dallas,  Texas  75201;  (214)
922-4120
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 30, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


============ ===================================================================
     1       Name of Reporting Person SS. or I.R.S. Identification No. of
             Above Person

                            Whole Foods Market, Inc.

------------ -------------------------------------------------------------------
     2       Check the Appropriate Box if a Member of a Group
                                                                        (a) [ ]
                                                                        (b) [ ]


------------ -------------------------------------------------------------------
     3       SEC Use Only


------------ -------------------------------------------------------------------
     4       Source of Funds
                            Operating cash flow

------------ -------------------------------------------------------------------
     5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


------------ -------------------------------------------------------------------
     6       Citizenship or Place of Organization
                                      Texas
----------------------------- --------------------------------------------------
                        7      Sole Voting Power
Number of                                                            800,000
shares
beneficially         --------- -------------------------------------------------
owned by                8      Shared Voting Power
each
reporting            --------- -------------------------------------------------
person with             9      Sole Dispositive Power
                                                                     800,000
                     --------- -------------------------------------------------

                        10     Shared Dispositive Power

--------------------------------------------------------------------------------

    11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                     800,000

------------ -------------------------------------------------------------------
    12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares                                                   [ ]

------------ -------------------------------------------------------------------
    13       Percent of Class Represented by Amount in Row (11)

                                      16.4%

------------ -------------------------------------------------------------------
    14       Type of Reporting Person
                                       CO

--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
-------  -------------------

     This statement relates to the Common Stock, no par value, of Real Goods Trading Corporation, a California corporation, (the "Company") and amends the original filing by Whole Foods Market, Inc. ("WFM") on Schedule 13D relating to the purchase of 800,000 shares (the "Shares") of Common Stock of the Company on September 23, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.
-------  ----------------------------------------------------------------------

         Subsequent to September 23, 1999, WFM transferred all of the Shares to Whole Investments, Inc. ("WHI"), an indirect subsidiary of WFM. During June 2000, WHI's parent company contributed various assets and issued a promissory note in the original principal amount of $3.0 million (the "Note"), payable in installments during 2000, to a newly formed subsidiary, WP Internet Company. On June 30, WP Internet Company merged with and into a subsidiary of Gaiam.com, Inc. ("Gaiam.com"), a company which is not otherwise affiliated with WFM and its subsidiaries. Pursuant to the terms of the Note, the holder of the Note (now Gaiam.com) may elect to receive all (and not less than all of) the Shares in full payment of the final $2.0 million principal amount of the Note. To the extent that Gaiam.com elects to exercise such right, it will become the record owner of the Shares, and WFM and its subsidiaries will no longer have any remaining beneficial ownership of the Shares.

         Effective June 30, 2000, WFM's designee to the Company's board of directors (Rich Cundiff) resigned as a director of the Company.

Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Whole Foods Market, Inc.


By:  /s/ Glenda Flanagan
     -------------------
         Glenda Flanagan
         Chief Financial Officer

Date:  June 30,2000